

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 21, 2013

Via E-mail

Jeffrey D. Symons, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

> **Re:** **Official Payments Holdings, Inc.**
> **Amended Schedule 14D-9 filed October 18, 2013**
> **SEC File No. 005-52757**

Dear Mr. Symons:

We have reviewed your filing and have the following comments.

Schedule 14D-9/A

Reasons for the Recommendation of the Company Board, page 20

1.   Please disclose the substance of your response to prior comment 2.

Appraisal Rights, page 32

2.   We note the disclosure stating that a shareholder must deliver the written demand for appraisal of shares "within the later of the consummation of the Offer and October 24, 2013," both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions